November 19, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Request for Acceleration of Effectiveness of Enable Midstream Partners, LP’s Registration Statement on Form S-4 (File No. 333-205381) initially filed on June 30, 2015, as amended by Amendment No. 1 filed on November 19, 2015.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Enable Midstream Partners, LP and CenterPoint Energy Resources Corp. (collectively, the “Registrants”) hereby request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-205381) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on November 23, 2015, at 1:00 p.m. Eastern time, or as soon thereafter as practicable.

In connection with making this request, the Registrants acknowledge that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii) the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature on following page]

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By: Enable GP, LLC,
its general partner

By:	/s/ J. Brent Hagy
J. Brent Hagy
Vice President, Deputy General Counsel, Secretary, and Chief Ethics & Compliance Officer

CENTERPOINT ENERGY RESOURCES CORP.

By:	/s/ Kristie L. Colvin
Kristie L. Colvin
Senior Vice President and Chief Accounting Officer

cc:	Mark C. Schroeder
Enable Midstream Partners, LP

Dana C. O’Brien
CenterPoint Energy Resources Corp.

Gerald M. Spedale
Baker Botts L.L.P.